Proxy Result Information

At the Special Meeting of Shareholders of the Brandywine Funds held September 23, 2013, the following votes were recorded.  The Proposal, which shareholders were asked to vote on, is explained in further detail in the proxy statement dated July 13, 2013.

Proposal 1 – To approve Agreements and Plans of Reorganization, which provides for the acquisition of the assets and assumption of the liabilities of Brandywine Blue Fund and Brandywine Advisors Midcap Growth Fund in exchange for shares of the New Brandywine Blue Fund and New Brandywine Advisors Fund.  A vote in favor of each Agreement and Plan of Reorganization will also constitute a vote in favor of the liquidation and dissolution of Brandywine Blue Fund and Brandywine Advisors Midcap Growth Fund in connection with the reorganization.  The results are as follows:

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Brandywine Blue Fund
Proposal 1
Affirmative	5,249,200	48.849%	93.424%
Against	248,684	2.314%	4.426%
Abstain	120,814	1.124%	2.150%
Totals	5,618,698	52.287%	100.000%

Brandywine Advisors Midcap Growth Fund
Proposal 1
Affirmative	15,228,839	97.543%	99.926%
Against	11,266	0.072%	0.074%
Abstain	0	0.000%	0.000%
Totals	15,240,105	97.615%	100.000%

Pursuant to the Securities and Exchange Act of 1940, such total votes on the proposals represented a quorum of the outstanding shares of each of the Funds.